MANAGEMENT’S DISCUSSION and ANALYSIS for the period of six months ended August 31, 2005

Scope of management’s financial analysis
The following analysis should be read in conjunction with the Company’s financial statements and the accompanying notes for the quarters ended August 31, 2005 and 2004 and for the year ended February 28, 2005. Reference should also be made to the annual management’s discussion and analysis of financial position and results of operations, including the section describing risks and uncertainties. This analysis is based on the Company’s accounting policies that are in conformity with Canadian generally accounting principles (GAAP).

Nature of Activities
The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

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Exploration Activities
Activities Summary
During the period ended August 31, 2005, Virginia Gold Mines’ expenditures totalled $5,641,825 in comparison with expenses of $3,087,738 for the same period in 2004. Exploration work was mostly concentrated on the Éléonore Project, with expenses totalling $4,782,881 in comparison with expenses of $356,780 for the same period in 2004. The Company pursued very actively its exploration program on Éléonore throughout the summer, including airborne geophysics, mechanical stripping and geological mapping as well as diamond drilling with three drills. This work program allowed to retrace the Roberto mineralized system on the north shore of the Opinaca reservoir, with very promising results including 11.7 g/t Au / 5 m and 22.3 g/t Au / 4 m at surface as well as 15.17 g/t Au / 6 m, 17.97 g/t Au / 3.5 m, 19.94 g/t Au / 4.35 m, 24.63 g/t Au / 2.45 m and 7.12 g/t Au / 8.7 m in drilling. In the centre of the deposit, deep drilling continuously yielded economic results, including 11.8 g/t Au / 24.2 m and 4.49 g/t Au / 32.2 m. Work permitted to trace the Roberto system over a lateral distance of more than 1.5 kilometres and to a vertical depth of 630 metres. The system remains open in all directions. Several new auriferous zones were also discovered in the periphery of the Roberto mineralized system and additional work will be required to test their exact potential. Work will be carried out throughout the fall in order to test the extensions of the Roberto mineralized system and other auriferous zones exposed in its periphery as well as many other targets on the property.

The Corvet Est project was also very active during that period with expenses of $323,197 incurred by Placer Dome (CLA) Limited Inc., which is earning its interest in the property. Work consisted of an airborne MAG survey followed by prospecting, mapping and 1,485 metres of diamond drilling. Complete exploration results are currently compiled and interpreted in order to elaborate the next exploration program.

The Noella project, located in the Caniapiscau area, James Bay region, was also relatively active during that period with expenses of $157,951 incurred by the Company. A drill program of 7 holes totalling 1,290 metres was carried out in order to test the extensions of many auriferous surface showings. Results were deceiving; consequently no additional work is planned for the next period.

Falconbridge Limited withdrawn from the agreement signed on June 15, 2004 by its predecessor Noranda Inc., which agreement granted Falconbridge the option to acquire a 50% participating interest in the Coulon project. Consequently, Virginia remains with a 100% interest in the property. Results from the last drill program will be evaluated in order to plan a subsequent work program.

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Selected Consolidated Financial Information

	Results as at	Results as at
	August 31	February 28	May 31
	2005	2005	2004
	($)	($)
	(6 months)	(9 months)	(12 months)
Revenues Sales Interest and others	-- 672,558	-- 736,043	-- 1,069,245
	672,558	736,043	1,069,245
Expenses
Management fees
General exploration costs
Grants, credit on duties refundable for losses and refundable tax credit relating to resources
Cost of abandoned mining properties
Gain on sale of short-term investments
Bad debts
Gain on sale of long-term investments
Gain on sale of mining properties	1,161,644 297,301 (92,309) 907,073 (338,676) -- -- (429,853)	1,228, 431 440,498 (149,371) 4,694,495 (423,034) (10,130) (7,555) --	1,144,632 342,784 (115,636) 287,077 (374,528) 10,130 -- --
	1,505,180	5,773,334	1,294,459
Income taxes	170	332,076	--
Net loss	832,792	4,705,215	225,214
Basic and diluted net loss per share Other information Total assets Long-term debt Shareholders' equity	0.019 53,374,903 -- 50,069,668	0.126 28,952,184 -- 28,038,668	0.007 29,930,204 -- 28,731,417

Since its incorporation, Virginia has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Corporation’s financial needs to found its exploration programs and its future financial growth, and any other factor that the board deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

Result of Operations
The Company suffered a net loss of $832,792 for the six first months compared to a net loss of $261,709 for the precedent comparative period. The incomes of interests and dividends increased following the increase in the investments. Part of the incomes of interests of the preceding period corresponding was reclassified under the heading "Gain on sale of short-term investments".

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The Company also receives fees for its role as operator of projects in its different partnerships. The reduction of $51,501 is explained mainly by the abandonment of the agreement of the partnership with Noranda Inc on the Coulon project as well as the cessation of work, with our partner Billiton Resources Canada Inc., on the Lac Gayot project. The increase of $137,314 of the professional and maintenance expenses is explained mainly by the fair value allotted to the stock options granted in July, 2005. The increase of management fees is due to a greater assumption of exploration work by the company. The increase in rent and office expenses is due mainly, during this present period, the expenses of administrative and professional services, of the expenses relating to the annual report rising from an increase marked in the number of shareholders and from an increase in the press releases published. The Company increased its advertising budget for the current year, increasing advertising, exhibitions and travelling expenses. During the period ended August 31, 2005, the Company wrote off from the books the Lac Fagnant, Lac Bonfait, Baie Payne, Chutes des Passes, Duquet, Kogaluk, Guyer Sud and Lac Noëlla properties while preserving the rights on its claims. The sale of the Dubuisson, Lac Duncan and Malartic properties generated a benefit of $429,816.

Quarterly Information
The information presented below details the total revenues, overall net profit (net loss), and the net profit (net loss) per participating share of the last eight quarters.

Quarter ended	Total revenues	Net profit (net loss)	Net profit (net loss) per share
			Basic	Diluted
2005-08-31 2005-05-31 2005-02-28 2004-11-30 2004-08-31 2004-05-31 2004-02-29 2003-11-30	320,066 352,492 218,282 194,359 323,402 103,718 593,002 213,136	(667,510) (165,282) (3,982,429) (437,677) (285,109) 23,400 (13,585) (131,878)	(0.022) (0.004) (0.106) (0.012) (0.008) 0.001 (0.001) (0.004)	(0.022) (0.004) (0.106) (0.012) (0.008) 0.001 (0.001) (0.004)

Liquidity
Virginia’s working capital remains excellent at $35,026,800, increasing by $15,480,464 from the beginning of the period. The increase is mainly explained by a private placement of $16,113,000 completed in March, 2005. Stock options and warrants generated an additional amount of $4,525,057. The Company has no long-term debt and the working capital will cover the cost of current expenses and some exploration costs in future years.

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Contractual obligations	Payments due per period
	Total	Less than 1 year	1-3 years
Lease	$44,844	$44,844	0

Capital Resources
Two private placements have been raised during the six first months of the period for a total of $19,350,500 which will finance exploration works on Eleonore and administrative expenditure. During the six first months, 410,059 stock options have been exercised for a total of $362,524 and 2,018,022 warrants have been exercised for a total of $4,162,533. Since the end of the six first months, 61,000 stock options have been exercised for a total of $44,950 and 42,450 warrants for a total of $185,082.

Off-Balance Sheet Arrangements
The Company has no off balance sheet arrangements.

Related Party Transactions
The Company entered into the following transactions with companies owned by a director and an executive officer:

	August 31	August 31
	2005	2004
	($)	($)
Expenses capitalized in mining properties Management fees Rent and office expenses General exploration costs	131,196 166,000 153,709 31,615	102,983 172,911 238,397 110,261
	482,520	624,552

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Mining Properties Book Values
At the end of each quarter, exploration works done on mining properties are reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

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Changes in Accounting Policies
In January 2005, the CICA issued four new accounting standards relating to financial instruments: Section 3855, “Financial Instruments — Recognition and Measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income”, and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments — Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities, which choose to designate qualifying transaction as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Accordingly, Section 3250, “Surplus” has been revised to become Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to years beginning on or after October 1, 2006. The Company will adopt these new standards on March 1, 2007, and has not yet determined their impact on its financial statements.

Financial Instruments
Fair value
Cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on market value, amounts to $24,546,003 and $9,664,926 as at August 31, 2005 and February 28, 2005 respectively.

The fair value of exploration funds, determined based on market value, amounts to $2,780,357 as at August 31, 2005 and to $201,819 as at February 28, 2005.

Interest rate risk as at August 31, 2005 and February 28, 2005

The Company’s exposure to interest rate risk is summarized as follows:

Cash and cash equivalents Short-term investments Amounts receivable Exploration funds Accounts payable and accrued liabilities	Variable interest rate Bonds and others securities bearing variable interest rate Non-interest bearing Variable interest rate Non-interest bearing

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Disclosure of Outstanding Share Data
The Company can issue an unlimited number of common shares, without par value. As at October 11, 2005, 45,770,609 shares are issued and outstanding.

The Company maintains a stock option plan under which a maximum of 6 480 842 options may be granted. As at October 11, 2005, 1,950,250 stocks options are outstanding. They have an exercise price varying between $0.43 and $6.88 and an expiration date varying between November 17, 2005 and July 18, 2015.

As at October 11, 2005, 931,049 warrants are outstanding. Their exercise price is about from $5.40 to $9.25 and their expiration date is August and September, 2006.

Risk and Uncertainties

Financial risk
The Company is considered to be in the exploration stage, that it is dependent on obtaining regular financing in order to continue exploration. Despite previous success in acquiring this financing, there is no guarantee of obtaining any future financing.

Risk on the uncertainty of title
Although the Company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Environmental risk
The Company is subject to various environmental incidents that can occur during exploration work. The Company maintains an environmental management system including operational plans and practices.

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Additional Information and Continuous Disclosure
This Management’s Discussion and Analysis has been prepared as at October 11, 2005. Additional information on the Company is available through regular filings of press releases, financial statements and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond President and CEO	(s) Gaétan Mercier Chief Financial Officer and Secretary

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